Exhibit 99.2

Davis Commodities Limited Announces First Half of Fiscal Year 2023 Unaudited Financial Results

SINGAPORE, December 29, 2023 (GLOBE NEWSWIRE) -- Davis Commodities Limited (Nasdaq: DTCK) (the "Company" or "Davis Commodities"), an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products, today announced its unaudited interim financial results for the six months ended June 30, 2023.

Ms. Li Peng Leck, Executive Chairwoman and Executive Director of Davis Commodities, commented, “We are thrilled to share our financial results for the first half of fiscal year 2023, which recorded a notable increase of net income by 66.6%. Our total revenue remained stable overall in the face of uncertainties in overall economic conditions and fluctuations in commodity product prices. All of our products, being sugar, rice and oil and fat products, have achieved profitable financial results during this period, which reflects our extensive efforts in improving our cost-plus pricing and hedging strategy. Revenue generated from oil and fat products experienced a notable uptick to $35.9 million for the first half of fiscal year 2023. We believe that our successful IPO on Nasdaq has enabled our expansion and performance in the global market. Moving forward, we expect to expand distribution channels and strengthen our brand awareness. We also plan to improve our operational efficiency while offering exceptional services to our customers. It is our unwavering dedication to deliver long-term value for our shareholders.”

First Half of Fiscal Year 2023 Financial Highlights

•	Revenue was $97.8 million for the six months ended June 30, 2023, compared to $100.7 million for the same period of last year.
•	Gross profit was $4.2 million for the six months ended June 30, 2023, compared to $6.7 million for the same period of last year.
•	Income from operations was $2.2 million for the six months ended June 30, 2023, increased by 79.0 % from $1.2 million for the same period of last year.
•	Net income was $2.0 million for the six months ended June 30, 2023, increased by 66.6 % from $1.2 million for the same period of last year.
•	Basic and diluted earnings per share were $0.08 for the six months ended June 30, 2023, compared to $0.05 for the same period of last year.

1

First Half of Fiscal Year 2023 Financial Results

Revenue

Total revenues were $97.8 million for the six months ended June 30, 2023, decreased by 2.9% from $100.7 million for the same period of last year. This decrease was mainly attributable to a decrease in demand for sugar from our customers in Vietnam, compared to the same corresponding period.

	For the Six Months Ended June 30,
	2023			2022
($ thousands)	Revenue	Cost of Revenue	Gross Margin	Revenue	Cost of Revenue	Gross Margin
Sale of sugar	49,413	49,009	0.8%	81,400	75,666	7.0%
Sale of rice	10,129	7,925	21.8%	17,188	16,499	4.0%
Sale of oil and fat products	38,019	36,393	4.3%	2,112	1,867	11.6%
Sale of others	203	198	2.3%	–	–	–
Total	97,764	93,525	4.3%	100,700	94,032	6.6%

•	Revenue from sales of sugar was $49.4 million for the six months ended June 30, 2023, which decreased by 39.3% from $81.4 million for the same period of last year. This decline can be attributed to various challenges, including issues related to pricing. Specifically, the Company did not secure some tenders in the Indonesian market due to pricing concerns. Additionally, the release of import licenses in Vietnam was delayed, affecting our sales in the region.

•	Revenue from sales of rice was $10.1 million for the six months ended June 30, 2023, which decreased by 41.1% from $17.2 million for the same period of last year. The decline was attributed to a decrease in export license issued from Indian government, which have had an impact on our ability to maintain previous sales levels in the rice market.

•	Revenue from sales of oil and fat products was $38.0 million for the six months ended June 30, 2023, which increased by 1,700% from $2.1 million for the same period of last year. The increase was attributable to the palm oil prices which have experienced a significant upward trend over the past three years, reaching an all-time high in 2022. In 2023, there has been a price drop, leading to an increase in demand. The combination of favorable pricing dynamics and increased demand has contributed to the significant growth in revenue from oil and fat products, particularly in our African market segment.

•	Revenue from sales of others was $0.2 million for the six months ended June 30, 2023. The sale of others represents sales of tomato paste, which was random and based on customer requests and orders.

2

Breakdown of revenue in terms of geographic regions for the six-month periods ended June 30, 2023 and 2022 are summarized below:

	For the six months ended June 30,
($ thousands)	2023	%	2022	%	Amount	Change (%)
	US$’000		US$’000		US$’000
Africa	$49,211	50.3	$23,361	23.2	25,850	110.7
China	11,842	12.1	6,767	6.7	5,075	75.0
Indonesia	14,056	14.4	40,758	40.5	(26,702)	(65.5)
Vietnam	2,371	2.4	23,241	23.1	(20,870)	(89.8)
Other countries	20,284	20.8	6,573	6.5	13,711	208.6
Total revenue	$97,764	100.0	$100,700	100.0	(2,936)	(2.9)

•	Revenue from the Africa market experienced remarkable growth of more than doubling. The Africa’s contribution to total revenue increased to 50.3% for the six months ended June 30, 2023, from 23.2% for the same period of last year.

•	Revenue from China market demonstrated solid growth, representing a 75.0% growth.

•	Revenue from Indonesia market experienced a decline of 65.5%, which can be attributed to challenges in securing tenders, affecting the Company’s ability to generate revenue from this market.

•	Revenue from the Vietnam market decreased 89.8%, which primarily due to the delayed release of import licenses.

•	Revenue from other countries increased by 208.6%, highlighting the Company’s strategic efforts in expanding its business footprint to additional regions, including Thailand, Cambodia, the Philippines, Taiwan, South Korea, and other emerging markets.

Cost of Revenue

Cost of revenue was $93.5 million for the six months ended June 30, 2023, which decreased by 0.5% from $94.0 million for the same period last year. The decrease was primarily due to the decreased revenue as above, due to a lower demand for the Company’s sugar and rice products from the customers. Accordingly, the cost of revenue has increased correspondingly by the sale of oil and fat products, and sales of tomato paste.

Gross Profit and Gross Margin

Gross profit was $4.2 million for the six months ended June 30, 2023, which decreased by 36.4% from $6.7 million for the same period last year. The decrease was mainly due to the decrease in revenue and corresponding decrease in cost of revenue.

Gross margin was 4.3% for the six months ended June 30, 2023, compared to 6.6% for the same period last year.

3

Operating Expenses

Operating expenses were $2.0 million for the six months ended June 30, 2023, which decreased by 62.4% from $5.4 million for the same period of last year.

•	Selling and marketing expenses were $0.7 million for the six months ended June 30, 2023, which decreased by 81.3% from $3.9 million for the same period of last year. The decrease was primarily due to a decrease in sales commissions payable as a result of the decrease in revenue, as well as a decrease in advertising and promotion expenditures.

•	General and administrative expenses were $1.3 million for the six months ended June 30, 2023, which decreased by 13.3% from $1.5 million for the same period of last year. The decrease was primarily due to a decrease in agency fees, office running costs and professional fees.

Other Income and Interest Expense

Other income was $0.1 million for the six months ended June 30, 2023, which decreased by 12.9% from $0.2 million for the same period of last year. The decrease was due to the absence of cargo insurance claim, which happened during the six-month periods ended June 30, 2022.

Interest expense was $0.018 million for the six months ended June 30, 2023, which increased by 20.0% from $0.015 million for the same period of last year. The increase was because the Company had a renewed operating lease and obtained a finance loan for a company vehicle that was newly purchased.

Profit before Tax and Income Tax Expense

Profit before tax was $2.3 million for the six months ended June 30, 2023, which increased by 67.9% from $1.4 million for the same period of last year. Correspondingly, income tax was $0.4 million for the six months ended June 30, 2023, which increased from $0.2 million for the same period of last year.

Net Income

Net income was $2.0 million for the six months ended June 30, 2023, which increased by 66.6% from $1.2 million for the same period of last year.

Basic and diluted earnings per share were $0.08 for the six months ended June 30, 2023, compared to $0.05 for same period of last year.

Financial Condition

As of June 30, 2023, the Company had cash and cash equivalents of $2.5 million, compared to $2.5 million as of December 31, 2022.

Net cash provided by operating activities was $0.05 million for the six months ended June 30, 2023, as adjusted primarily by (i) the non-cash operating items of $0.006 million, such as depreciation of property, plant and equipment, fair value adjustment and interest and (ii) a decrease in operating assets of $1.9 million. Net cash provided by operating activities was $0.50 million for the six months ended June 30, 2022, as positively adjusted primarily by (i) the non-cash operating items of $0.02 million, such as depreciation of property, plant and equipment, interest expense, adjustment of fair value, unrealized exchange gain and interest, and (ii) the decrease in operating assets.

Net cash used in investing activities was $0.3 million for the six months ended June 30, 2023, attributable to the purchase of property, plant and equipment of $0.3 million and interest received from a convertible loan to a related party. Net cash used in investing activities was $3.0 million for the six months ended June 30, 2022, attributable to the dividend paid to shareholders of $3.0 million, purchase of property, plant and equipment of $0.007 million and interest received from a convertible loan to a related party.

4

Net cash provided by financing activities was $0.2 million for the six months ended June 30, 2023, which was attributable to a loan from a related party of $0.1 million and proceeds from finance lease of $0.1 million; offset by repayment of bank loans of $0.07 million and principal payment of finance lease of $0.002 million. Net cash provided by financing activities was $0.5 million for the six months ended June 30, 2022, which was mainly attributable to the proceeds from bank borrowings from one of our subsidiaries to fund working capital, offset by repayment of bank borrowings and principal payment of finance lease and lease liabilities.

Recent Development

On September 21, 2023, the Company completed its initial public offering (the “Offering”) of 1,250,625 ordinary shares at a public offering price of $4.00 per ordinary share, including 163,125 ordinary shares issued pursuant to the full exercise of the underwriters’ over-allotment option. The gross proceeds of the Offering, including the proceeds from the sale of the over-allotment shares were approximately $5 million, before deducting underwriting discounts and other related expenses. The ordinary shares began trading on the Nasdaq Capital Market on September 19, 2023, under the symbol “DTCK.”

About Davis Commodities Limited

Based in Singapore, Davis Commodities Limited is an agricultural commodity trading company that specializes in trading sugar, rice, and oil and fat products in various markets, including Asia, Africa and the Middle East. The Company sources, markets, and distributes commodities under two main brands: Maxwill and Taffy, and exclusively distributes the Lin brand in Singapore. The Company also provides customers of its commodity offerings with complementary and ancillary services, such as warehouse handling and storage and logistics services. The Company utilizes an established global network of third-party commodity suppliers and logistics service providers to distribute sugar, rice, and oil and fat products to customers in over 20 countries, as of the fiscal year ended December 31, 2022. For more information, please visit the Company’s website: ir.daviscl.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For more information, please contact:

Davis Commodities Limited

Investor Relations Department

Email: investors@daviscl.com

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com

5

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
(Amount in thousands, except for share and per share data, or otherwise noted)

	As of Dec 31,	As of Jun 30,
	2022	2023
	US$’000	US$’000
Assets
Current assets:
Cash and cash equivalents	2,540	2,509
Accounts receivable, net	4,656	18,495
Prepaid expenses and other current assets, net	7,001	9,156
Deferred offering costs	1,129	1,338
Inventory	2,176	479
Total current assets	17,502	31,977
Property, plant and equipment	399	669
Right-of-use asset	–	91
Total non-current assets	399	760
TOTAL ASSETS	17,901	32,737

Liabilities
Current liabilities:
Bank loans – current	157	167
Lease payable – current	–	36
Finance lease – current	–	29
Accounts payable	5,096	18,968
Accruals and other current liabilities	4,749	3,697
Amount due to related parties	–	114
Income taxes payable	1,357	1,134
Total current liabilities	11,359	24,145
Bank loans – non-current	528	451
Lease payable – non-current	–	56
Finance lease – non-current	–	113
Deferred tax liabilities	1	1
Total non-current liabilities	529	621
TOTAL LIABILITIES	11,888	24,766

Commitments and contingencies	–	–
Shareholders’ equity
Ordinary shares US$0.000000430108 par value per share; 232,500,000,000 authorized as of December 31, 2022 and June 30, 2023; 23,250,000 shares issued and outstanding**	*	*
Additional paid-in capital	–	–
Merger reserve	1,113	1,113
Retained earnings	4,895	6,846
Accumulated other comprehensive income	5	12
Total shareholders’ equity	6,013	7,971
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	17,901	32,737

* – Denotes amount less than US$’000.

** – Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

6

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND COMPREHENSIVE INCOME
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-month period ended June 30,
	2022	2023
	US$’000	US$’000
Revenues	100,700	97,764
Cost of revenues	(94,032)	(93,525)
Gross profit	6,668	4,239
Operating expenses:
Selling and marketing expenses	(3,906)	(720)
General and administrative expenses	(1,536)	(1,324)
Total operating expenses	(5,442)	(2,044)
Income from operations	1,226	2,195

Other income/(expense):
Other income	178	155
Interest expense	(15)	(18)
Total other income	163	137
Income before tax expense	1,389	2,332
Income tax expense	(218)	(381)
Net income	1,171	1,951
Other comprehensive income
Foreign currency translation loss, net of taxes	13	7
Total comprehensive income	1,184	1,958
Net income per share attributable to ordinary shareholders
Basic and diluted	$0.05	$0.08
Weighted average number of ordinary shares used in computing net income per share
Basic and diluted**	23,250,000	23,250,000

** – Retrospectively restated for the effect of a 2,325-for-1 share subdivision.

7

DAVIS COMMODITIES LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six-months period ended June 30,
	2022	2023
	US$’000	US$’000
Net income	1,171	1,951
Adjustments:
Depreciation and amortization	28	30
Unrealized loss on derivative contract at fair value	8	3
Unrealized gain on foreign exchange	(3)	–
Interest expense	15	15
Interest expense on finance lease		*
Interest expense on lease liability	*	*
Interest income	(26)	(43)
	1,193	1,956
Changes in operating assets:
(Increase)/Decrease in inventories	(193)	1,698
Decrease in margin deposits	889	536
Decrease/(Increase) of accounts and other receivables	1,836	(16,523)
Increase in deferred offering costs	–	(209)
(Decrease)/Increase in accounts and other payables, and accruals	(3,175)	12,816
(Decrease) in income tax payable	(51)	(224)
Increase in operating lease liabilities	–	1
Cash provided by operating activities	499	51

Dividend paid	(3,000)	–
Interest received	26	43
Purchase of property, plant and equipment	(7)	(299)
Cash used in investing activities	(2,981)	(256)

Amount due to related parties	(1)	114
Proceeds from bank borrowings	578	–
Proceeds from finance lease	–	144
Repayment of bank borrowings	(60)	(67)
Interest paid	(15)	(15)
Principal payment of finance lease	–	(2)
Principal payment of lease liabilities	(19)	–
Payment of interest on finance lease	–	*
Payment of interest on lease liabilities	*	–
Cash provided by financing activities	483	174

Net change in cash and cash equivalents	(1,999)	(31)
Cash and cash equivalents as of beginning of the period	7,087	2,540
Cash and cash equivalents as of the end of the period	5,088	2,509

Supplementary Cash Flows Information
Cash paid for taxes	(269)	(601)
Operating lease asset obtained in exchange for operating lease obligations	–	150

* Denotes amount less than US$1,000.

8